Orbis

Grupa Hotelowa

Warsaw, 2005-12-05

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
DEC 19 2005
WASH. D.C. 213 SECTION

SUPPL

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XIX Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 38/2005.
Best regards

05013425

Krzysztof Gerula

I Vice-President

PROCESSED
DEC 21 2005
THOMSON
FINANCIAL

82-5025

Current report no 38/2005

The Management Board of "Orbis" S.A. hereby informs about receipt of the following documents from BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.:

1) Notice having the following wording:
" Acting by virtue of Article 69 section 1 point 1) in conjunction with Article 87 section 1 point 2 letter a) of the Act dated July 29, 2005, on Public Offering as well as the Terms and Conditions of Admittance of Financial Instruments into a Regulated Trading System and Public Companies, acting for an on behalf of investment funds under its management, the investment fund manager BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych Spółka Akcyjna with its corporate seat in Poznań hereby informs that as a result of equity acquisition by the Arka BZ WBK Stabilnego Wzrostu FIO Fund and LUKAS FIO Fund, cleared on November 3, 2005, the investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych Spółka Akcyjna hold more than 5% of the total number of votes at the General Meeting of the company Orbis Spółka Akcyjna.
Prior to change in the shareholding, referred to above, the investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych Spółka Akcyjna held 2,303,164 shares of the company Orbis S.A., which accounted for 4.999% of the Company's share capital. These shares carried 2,303,164 votes, which represented 4.999% of the total number of votes.
As at November 27, 2005, the total number of 2,611,700 shares of the company ORBIS S.A., accounting for 5.668% of the company's share capital, were deposited on securities accounts of investment funds managed by BZ WBK AIB Asset Management SA. These shares carried 2,611,700 votes, which accounted for 5.668% of the total number of votes at the General Meeting."

and

2) an additional explanation that pursuant to the procedure set forth in Article 46 section 1 point 1) of the Act dated May 27, 2004, on Investment Funds (official journal "Dz.U." No 146, item 1546, as amended), BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A. assigned the task of managing investment portfolios of its underlying investment funds (hereinafter, the "Funds") to the company BZ WBK AIB Asset Management Spółka Akcyjna with its corporate seat in Poznań.

In connection with the above information, the Notice of BZ WBK AIB Asset Management S.A. concerning exceeding the threshold of 5% of the total number of votes in Orbis S.A. by the clients of the said Company, disclosed by Orbis S.A. in the current report no 31/2005, has also referred to and included the Orbis S.A. shares held by the Funds. The Notice of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A. cited under item 1) of this current report no 38/2005 and the Notice of BZ WBK AIB Asset Management S.A. (disclosed by Orbis S.A. in the current report no 31/2005), referred to mostly the same shares entered on accounts of the Funds.

Orbis
Grupa Hotelowa

Warsaw, 2005-11-28

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 37/2005.
Best regards

Krzysztof Gerula
I Vice-President

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

Current report no. 37/2005

As the Credit Facility Agreement dated March 26, 2001 (the execution of this agreement was disclosed in the current report no. 7/2001) will cease to be binding upon the parties as of November 30, 2005 (as disclosed in the current report no. 35/2005), the Management Board of „Orbis SA hereby informs that on November 24, 2005 an Agreement was executed with the Bank Societe Generale S.A. Branch in Poland, a party to transactions hedging the tranche of the EUR-denominated credit facility allocated to partially finance the acquisition in 2003 of 100% shares in Hekon Hotele Ekonomiczne SA against the forex risk. The Agreement provides for an earlier settlement of the above mentioned transactions with one amount, on a set-off basis. Once the settlement is made as outlined above, any and all liabilities of the parties arising from the transactions (which we disclosed in the current report no. 17/2004) will expire. Earlier settlement of the transactions will be made in accordance with terms and conditions agreed and specified by the parties in the above mentioned Agreement. Pursuant to that Agreement, on November 25, 2005 the parties agreed the terms and conditions as well as the date of settlement and the transaction closing date: November 30, 2005.

The nominal value of the above specified CCIRS transactions exceeds the equivalent of 10% of the Company's equity, which jointly makes the transactions a material agreement as at the date of termination.

The projected financial effects of termination of the material Agreement, arising from the earlier settlement of the above mentioned transactions, is the payment by Orbis of an amount resulting from the market valuation of transaction.